Exhibit 99.1

Diffusion Pharmaceuticals Sends Letter to Stockholders Highlighting Strength of Board Leadership and Positive Progress in Strategic Review, Cautioning Stockholders Regarding LifeSci’s History of Stockholder Value Destruction and Self-Dealing

●	Diffusion has a highly engaged and independent board that possesses the right skills and experience to execute the strategic review process
●	Diffusion received bids from more than 15 companies participating in review process
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LifeSci invited to participate in review process on same terms as all other bidders following submission of client’s unsolicited offer, but LifeSci instead chose to launch a proxy contest against our highly qualified board

●	LifeSci’s track record demonstrates a highly troubling pattern of self-dealing and stockholder value destruction, including more than $1.3 billion of stockholder losses in recent SPAC transactions
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Diffusion’s board and management are fully committed to maximizing value for all stockholders through the completion of the strategic review process, notwithstanding LifeSci’s self-serving attempts to disrupt the process

●	Diffusion urges stockholders to vote “FOR” each of the Board’s six nominees for director on your WHITE proxy card

CHARLOTTESVILLE, Va., December 5, 2022 -- Diffusion Pharmaceuticals Inc. (NASDAQ: DFFN) (“Diffusion” or the “Company”), a biopharmaceutical company developing novel therapies that may enhance the body’s ability to deliver oxygen to areas where it is needed most, today sent a letter to its stockholders. The letter highlights the strength, experience and quality of the Company’s board of directors as it continues to take steps to unlock stockholder value through a strategic review process. The letter also summarizes the value-destructive acquisition offer presented by LifeSci Capital on behalf of a purported client, the dismal track record of LifeSci Capital and its many affiliates in the biopharmaceutical space, and LifeSci-affiliated funds’ recent nomination of an unqualified dissident slate of nominees for election as directors at the Company’s 2022 Annual Meeting of Stockholders (the “Annual Meeting”).

Diffusion’s board of directors urges stockholders to vote “FOR” each of its six nominees for director on your WHITE proxy card. The Annual Meeting will be held virtually on December 30, 2022, at 8:00 a.m., Eastern Time. Stockholders of record as of the close of business on November 1, 2022, are entitled to vote at the meeting.

The Company’s proxy statement and other important information related to the Annual Meeting can be found at investors.diffusionpharma.com

The full text of the letter follows.

December 5, 2022

Dear Fellow Stockholder,

The value of your investment is at stake at Diffusion’s 2022 Annual Meeting of Stockholders, which will be held on December 30, 2022. LifeSci Special Opportunities Master Fund Ltd. (“LifeSci Master Fund”), a fund affiliated with the investment bank LifeSci Capital, on behalf of itself and other related entities (collectively with their respective affiliates, “LifeSci”), and managed by David Dobkin, the LifeSci Capital banker who previously delivered an unsolicited, lowball offer to the Company on behalf of a purported client, is seeking to replace our board of directors (the “Board”) with its hand-picked, inferior and unqualified slate of nominees. In contrast to LifeSci’s nominees, our Board has the required skills and expertise to drive our strategy forward through its ongoing evaluation of a range of value-creating opportunities as part of our strategic review process.

DIFFUSION’S BOARD IS DILIGENTLY ADVANCING THE STRATEGIC REVIEW PROCESS

Our Board has made significant progress to date in its strategic review of opportunities to enhance value for all stockholders. Working together with our financial advisor, Canaccord Genuity LLC, and legal advisor, Dechert LLP, our Board has been driving a thorough process. We received bids from more than 15 companies, and we are currently in the process of identifying and negotiating the most compelling, value-enhancing transaction for ALL Diffusion stockholders. While we cannot provide any assurance as to the ultimate outcome of this strategic review process, we are very encouraged by the level of response received from interested parties. Our Board and management team are highly motivated to complete this process expeditiously and bring an attractive opportunity to our stockholders as soon as possible within a reasonable timeframe.

DIFFUSION’S BOARD IS LEVERAGING RELEVANT EXPERIENCE IN CONDUCTING THE STRATEGIC REVIEW

Our Board is currently composed of uniquely qualified leaders with public company senior leadership experience, including at the C-level in Fortune 50 companies. A majority of our directors are independent, and multiple directors – including our Board Chair and our Chief Executive Officer -- have been added to the Board since the beginning of 2020. During this same timeframe, our Board has also overseen significant changes to our management team, with four of our five current executive officers appointed to their position since September 2020.

Our Board is highly engaged and actively overseeing the strategic review process. Stockholders should not be misled by LifeSci’s claims and self-serving campaign: this is NOT a board that is entrenching itself. To the contrary, the Board is diligently reviewing a range of potential transactions that will likely involve significant changes in the composition of the Board, including a sale of the Company.

Our current directors have a broad industry network and a deep understanding of pharmaceutical dealmaking that will be key to negotiating a transaction that maximizes value for ALL stockholders, and our board’s experience has been invaluable in carefully evaluating the proposals received from interested parties to date. Furthermore, unlike the destructive and conflict-riddled special purpose acquisition company (“SPAC”) mergers led by LifeSci in recent years that are described below, our Board is being advised on this process by a highly qualified team of independent financial, legal and other advisors.

LifeSci’s nominees on the other hand, with their resumes in the ammunitions industry, lobbying and private consulting, SPACs or solar technology – as well as various affiliations with LifeSci and its principals – lack any relevant industry relationships, knowledge or experience that could credibly generate any value for stockholders or pursue anything other than advancing LifeSci’s self-serving agenda.

Particularly given the poor quality of LifeSci’s nominees, as well as LifeSci’s questionable motives and misleading statements in its past dealings with the Company, we believe any changes to our Board at this critical juncture threaten to seriously jeopardize the progress and momentum of the ongoing strategic review process.

LIFESCI HAS A TROUBLING HISTORY OF STOCKHOLDER VALUE DESTRUCTION AND SELF-DEALING

LifeSci is a nebulous organization with a dismal track record in the public biopharmaceutical space. Its motivations and actions are highly unorthodox and laden with conflicts of interest. In contrast to the Board’s strategic review, we can only guess how LifeSci’s actions are intended to generate value for Diffusion’s other stockholders, as they have yet to surface any credible proposal, only opaque and ever-changing half-truths regarding their intentions.

For example, LifeSci misled Diffusion’s management team throughout the parties’ correspondence. It first indicated that it was a LifeSci client (rather than LifeSci itself) that was acquiring a position in our stock, then presented Diffusion with an unsolicited, lowball acquisition offer purportedly on behalf of a client, only to turn around and nominate a slate of inexperienced director nominees on its own behalf while the company is in the middle of a strategic review, a process in which – despite its earlier requests that Diffusion consider certain unnamed strategic alternatives with one of its clients -- LifeSci has refused to allow its purported client to participate. In fact, the same company on behalf of which LifeSci purportedly submitted the unsolicited offer subsequently approached Diffusion through a different investment bank about potentially participating in the Company’s process.

LifeSci’s public statements regarding Diffusion have been equally confusing and misleading. For example, among other misrepresentations in LifeSci’s recently filed preliminary proxy statement:

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LifeSci claims that Mr. Dobkin’s outreach to Diffusion on May 26, 2022 was on behalf of, “an unaffiliated client.”  However, in Mr. Dobkin’s e-mail to management, he stated that his outreach was on behalf of, “one of your larger shareholders.” Based on LifeSci Master Fund’s transaction history, it appears this “client” was not an unaffiliated entity at all, but rather LifeSci itself.

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LifeSci claims that the intent of its outreach was to encourage Diffusion to undertake a review of certain strategic alternatives. However, Diffusion was already engaged in just such a process at the time of LifeSci’s outreach, has publicly reported its significant progress in that process over the ensuing months, and has invited LifeSci’s clients to participate in a competitive bid process on numerous occasions. Despite this, LifeSci declined to participate in the process and instead made the decision to nominate an alternate slate of directors on its own behalf without any further rationale.

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LifeSci claims that Diffusion refused to engage with LifeSci beginning on September 27, 2022. On the contrary, it was LifeSci who went dark from this point on, continuing its refusal to provide additional details regarding the types of transactions their purported clients were proposing before submitting their client’s unsolicited offer.

One thing is crystal clear: in the public biopharma markets, LifeSci’s record is abysmal. LifeSci has demonstrated on multiple occasions that it is ill-equipped to evaluate and identify value-enhancing alternatives or oversee a successful M&A process. Particularly demonstrative of LifeSci’s penchant for underperforming transactions and destroying stockholder value is their recent experience as both a sponsor and financial advisor on a variety of SPAC merger transactions in the life sciences sector:

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The LifeSci-affiliated vehicle, LifeSci Acquisition Corp. (“LSAC”)[1], for which David Dobkin served as CFO, merged with Vincerx Pharma and its stock price has dropped from the merger closing price of $19.00 on December 23, 2020 to $0.71 as of December 2, 2022, a decline of approximately 96%.

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The LifeSci-affiliated, LifeSci Acquisition II Corp.,[2] for which David Dobkin served as CFO, merged with Science 37 and its stock price has dropped from the merger closing price of $9.01 on October 6, 2021 to $0.60 as of December 2, 2022, a decline of approximately 93%.

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The LifeSci-affiliated, Petra Acquisition Corp. (“Petra”)[3], an entity with past affiliations to LifeSci Capital, David Dobkin (as both a director of Petra and in his capacity as a managing director of LifeSci Capital), and one of its director nominees, Jessica M. Lockett, who served as counsel to Petra, merged with Revelation Biosciences Inc. and its stock price has dropped from the merger closing price of $8.32 on January 10, 2022 to $0.22 as of December 2, 2022, a decline of approximately 97%.

In the aggregate, these three LifeSci-led merger transactions have resulted in stockholder losses exceeding $1.3 BILLION over the last two years, drastically underperforming the broader life sciences market.

Despite this record of stockholder value destruction, in those same transactions, LifeSci extracted millions of dollars for itself through investment banking fees, advisory fees and a tangled web of additional related party relationships by hiring one or more of LifeSci’s countless affiliates to act in various other roles, such as financial advisor, underwriter, and administrative services provider. In the quintessential example of LifeSci’s self-interested investing style, LifeSci Capital is currently suing Revelation seeking to recover more than $5 million in investment banking fees – an amount that would effectively drain all of Revelation’s cash reserves – despite the fact that LifeSci itself held approximately 7% of Revelation’s outstanding stock at the time the suit was filed.

1 Now known as Vincerx Pharma, Inc. (“Vincerx”) (NASDAQ: VINC).

2 Now known as Science 37 Holdings, Inc. (“Science 37”) (NASDAQ: SNCE).

3 Now known as Revelation Biosciences Inc. (“Revelation”) (NASDAQ: REVB).

In all three of the transactions identified above, the merger parties were purportedly introduced through a combination of Mr. Paul Yook, the chief investment officer of LifeSci’s venture capital funds, and Mr. Dobkin. In two of those transactions – Science 37/LSAQ and Revelation/Petra – in parallel with the SPAC’s formation and capital raising activities, Mr. Yook’s funds made pre-merger investments in the private operating companies at valuations significantly below the valuations assigned to the company by LifeSci Capital, in its capacity as a financial advisor on the transactions, and the parties thereto for purposes of the subsequent business combination.

In certain cases, LifeSci also benefitted from sponsor arrangements which allow SPAC sponsors to buy shares for pennies on the dollar and, in many cases, sell those shares at temporarily inflated valuations following a business combination transaction.

LIFESCI PRESENTED AN UNSOLICITED OFFER REPRESENTING APPROXIMATELY HALF OF DIFFUSION’S CASH POSITION AND HAS REPEATEDLY REFUSED TO ENGAGE WITH OUR BOARD

If LifeSci were interested in value creation for all stockholders, why haven’t any of their purported clients joined the strategic review process? Why was LifeSci unwilling to sign a customary non-disclosure agreement that more than 15 participants in the process were willing to sign? Why did LifeSci amend its proxy statement to disclose that Mr. Dobkin, the portfolio manager of LifeSci Master Fund, “will be entitled to receive certain fees and related compensation in the event that the Company completes a transaction with any of [LifeSci] Capital’s investment banking clients,” due to the fact that he also serves as a managing director for LifeSci Capital?

LifeSci, rather than constructively engaging in the Company’s robust process, has instead chosen to selectively engage with Diffusion offering vague notions of pursuing unidentified potential transactions with unidentified counterparties. Moreover, throughout its interactions with Diffusion, LifeSci has obfuscated and misled Diffusion regarding on whose behalf it was acting, repeatedly insinuating that LifeSci was acting on behalf of “client-stockholder” when in fact it was LifeSci itself who was acquiring our stock.

Following a period of silence after going dark in late September, LifeSci presented an unsolicited offer, on behalf of one if its purported clients, to purchase all of Diffusion’s outstanding common stock for $6.58 per share, or an aggregate purchase price of approximately $13.4 million, effectively seeking to use Diffusion’s own cash to buy out Diffusion’s other stockholders.4 This offer represented an approximate 48% discount to our cash position of $25.9 million5 as of September 30, 2022, effectively provided no value for the Company’s trans sodium crocetinate assets, and offered no opportunity for Diffusion stockholders to participate in potential future upside of the enterprise. This is disturbing if this is the new promise of value creation that LifeSci’s nominees hold for us as stockholders and contradictory to their own public statements regarding the significant potential value of Diffusion’s assets.

4 Based on 2,039,441 shares outstanding as of November 10, 2022.

5 Includes cash equivalents and marketable securities.

After deliberation and in consultation with its advisors, and in the exercise of its fiduciary duty to protect the interests of ALL Company stockholders, our Board rejected LifeSci’s offer as woefully inadequate.

In our letter to LifeSci rejecting the offer, the Board encouraged LifeSci to have its client participate in Diffusion’s strategic review, but LifeSci’s affiliates once again refused to enter into the customary non-disclosure agreement signed by more than 15 parties. LifeSci then went silent. This unwillingness to negotiate at all raises further questions about the true intent behind LifeSci’s strategy. Diffusion was particularly surprised when a different investment bank approached Diffusion regarding having this same company join our review process.

A few weeks later, in the middle of the strategic review process and in another potentially destructive attempt to take advantage of Diffusion and its stockholders, LifeSci announced on November 17, 2022, the commencement of a proxy contest on its own behalf, nominating a slate of directors for election at our upcoming annual meeting of stockholders.

We believe that LifeSci is engaged in another attempt to undertake a conflicted, value-destructive transaction and is using Diffusion’s annual meeting to cause confusion and disrupt the positive progress made during the strategic review process so far in hopes of achieving an alternative, self-serving outcome.

LIFESCI’S NOMINEES LACK PUBLIC COMPANY BOARD EXPERIENCE THAT WILL BE CRITICAL TO OVERSEEING A SUCCESSFUL COMPLETION OF THE STRATEGIC REVIEW PROCESS

While LifeSci’s public company experience is checkered with conflicts of interest and poor results, the public company experience of its director nominees is virtually non-existent. Only two of LifeSci’s nominees have any experience sitting on public company boards, but that experience does not inspire confidence:

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Ms. Jessica M. Lockett has served on the board of directors of an ammunition company, Ammo, Inc, since December 2020. In August 2022, one of Ms. Lockett’s fellow directors launched a proxy contest seeking to replace her on the board with one of his own nominees. Her seat on the board was only assured after Ammo subsequently entered into a settlement agreement with the other director.

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Dr. John S. Ziegler MD’s only previous public company board experience consists of approximately one year serving on the board of directors of LifeSci Acquisition Corp. at a time when it was effectively a shell company. In September 2020, he and his fellow directors approved the value-destroying merger with Vincerx.

Furthermore, of the six LifeSci nominees, ZERO have held an executive role at a publicly traded pharmaceutical company and three have never worked in the healthcare industry at all. Further, LifeSci has nominated individuals with seemingly no connection to pharmaceutical development, instead involved as consultants and advisors to solar, real estate and technology industries.

Our board is committed to protecting the interests and maximizing long-term value for ALL Diffusion stockholders. We believe that the election of any directors from LifeSci’s slate threatens to seriously jeopardize the progress of our strategic review process, and therefore, we strongly urge stockholders to vote the WHITE proxy card in favor of Diffusion’s highly qualified and experienced nominees.

On behalf of the Board of Directors, we thank you for your continued investment in Diffusion.

Sincerely,

Robert J. Cobuzzi, Jr., Ph.D.

Jane H. Hollingsworth

If you have any questions or need assistance in voting your shares, please contact Innisfree M&A Incorporated, Inc., our proxy solicitor, at (877) 456-3402.

About Diffusion Pharmaceuticals Inc.

Diffusion Pharmaceuticals Inc. is a biopharmaceutical company developing novel therapies to enhance the body’s ability to deliver oxygen to areas where it is needed most. Diffusion’s lead product candidate, TSC, is being investigated to enhance the diffusion of oxygen to tissues with low oxygen levels, also known as hypoxia, a serious complication of many of medicine’s most intractable and difficult-to-treat conditions, including hypoxic solid tumors like GBM. For more information, please visit us at www.diffusionpharma.com.

Forward-Looking Statements

This press release includes express and implied forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including: the timing and potential outcome of the Company’s ongoing strategic alternative review process; the potential therapeutic value of TSC in cancer and non-cancer indications; anticipated timelines for the initiation, completion, and announcement of data from Study 200-208; the Company’s ongoing and planned clinical trials; the Company’s near-term strategic priorities with respect to the development of TSC and otherwise; and the Company’s anticipated cash runway. The Company may, in some cases, use terms such as “believes,” “estimates,” “anticipates,” “expects,” “plans,” “intends,” “may,” “could,” “might,” “will,” “should,” “approximately,” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. Although the Company believes that it has a reasonable basis for each forward-looking statement contained herein, forward-looking statements by their nature involve risks and uncertainties, known and unknown, many of which are beyond the Company’s control and, as a result, the Company’s actual results could differ materially from those expressed or implied in any forward-looking statement. Particular risks and uncertainties include, among other things, those related to: the Company’s ongoing strategic alternative review process; the novelty of the Company’s Oxygenation Trials’ design and endpoints, the relevance of trends observed in those studies to any indication, including hypoxic solid tumors, and the therapeutic value of TSC; the optimal doses and dosing regimens of TSC in connection with the potential treatment of GBM; the Company’s ability to design, initiate, enroll, execute, and complete its planned studies evaluating TSC, including Study 200-208; the likelihood and timing of regulatory approval of TSC, if any, for the treatment of solid tumors complicated by hypoxia or any other indication, or the nature of any feedback the Company may receive from the U.S. Food and Drug Administration or other regulatory bodies; the impact of global supply chain disruptions on the Company’s drug product manufacturing capabilities, clinical development program, and associated timelines; the Company’s ability to identify, evaluate and execute potential business development transactional opportunities, if any; the Company’s ability to protect and expand its intellectual property portfolio; the Company’s access to capital resources: general economic, political, business, industry, and market conditions, including the ongoing COVID-19 pandemic, inflationary pressures, and geopolitical conflicts; and the other factors discussed under the heading “Risk Factors” in the Company’s filings most recent Annual Report on Form 10-K and other filings with the U.S. Securities and Exchange Commission. Any forward-looking statements in this press release speak only as of the date hereof (or such earlier date as may be identified) and, except as required by applicable law, rule, or regulation, the Company undertakes no obligation to update any such statements after the date hereof.

Contacts

Gladstone Place Partners

Felipe Ucrós

212-230-5930

Tiberend Strategic Advisors, Inc.
Daniel Kontoh-Boateng/Jonathan Nugent
dboateng@tiberend.com
jnugent@tiberend.com

Important Additional Information Regarding Proxy Solicitation

Diffusion intends to file a definitive proxy statement and associated WHITE proxy card with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the solicitation of proxies for the Annual Meeting (the “Proxy Statement”). Stockholders as of the record date of November 1, 2022 are eligible to vote at the Annual Meeting. Diffusion, its directors and certain of its executive officers will be participants in the solicitation of proxies from stockholders in respect of the Annual Meeting. Information regarding the names of Diffusion’s directors and executive officers and their respective interests in Diffusion by security holdings or otherwise is set forth in Diffusion’s proxy statement for the 2021 Annual Meeting of Stockholders, filed with the SEC on April 30, 2021, and the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 18, 2022. To the extent holdings of such participants in Diffusion’s securities have changed since the amounts set forth in the 2021 proxy statement, such changes have been reflected on Statements of Change in Ownership on Form 4 or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC. Details concerning the nominees of Diffusion’s Board of Directors for election at the Annual Meeting will be included in the Proxy Statement. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND STOCKHOLDERS OF THE COMPANY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH OR FURNISHED TO THE SEC, INCLUDING THE COMPANY’S DEFINITIVE PROXY STATEMENT AND ACCOMPANYING WHITE PROXY CARD, AND ANY SUPPLEMENTS THERETO, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders will be able to obtain a copy of the definitive Proxy Statement and other relevant documents filed by Diffusion with the SEC free of charge from the SEC’s website, www.sec.gov., or by directing a request by mail to Diffusion Pharmaceuticals Inc., Attention: Corporate Secretary, at 300 East Main Street, Suite 201, Charlottesville, Virginia 22902, via e-mail to proxyrequests@diffusionpharma.com, or by visiting the investor relations section of Diffusion’s website, investors.diffusionpharma.com.